UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EASTERN VIRGINIA BANKSHARES, INC.

(Name of Issuer)

Common Stock, par value $2.00 per share

(Title of Class of Securities)

277196101

(CUSIP Number)

Castle Creek Capital Partners IV, LP

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer III

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13D-7 for other parties to whom copies are to be sent.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners IV, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,061,225 (1)(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,061,225 (1)(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,225 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (3)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)           Castle Creek Capital Partners IV, LP (“Fund IV”) also owns 4,048,670 shares of a series of non-voting mandatorily convertible noncumulative preferred stock (“Series B Preferred Stock”) of Eastern Virginia Bankshares, Inc. (the “Company”), which is convertible into shares of common stock, $2.00 par value (“Common Stock”), in connection with certain transfers of such shares of Series B Preferred Stock or if the Company’s Board of Directors has approved such conversion, subject to certain restrictions based on the beneficial ownership of the holder of the shares of Series B Preferred Stock. Since Fund IV does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

(3)           This calculation is based on 13,029,550 shares of common stock, par value $2.00 per share (“Common Stock”), of Eastern Virginia Bankshares, Inc. (the “Company”) outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,061,225 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,061,225 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,225 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)           This calculation is based on 13,029,550 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,061,225 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,061,225 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,225 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)           This calculation is based on 13,029,550 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,061,225 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,061,225 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,225 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)           This calculation is based on 13,029,550 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,061,225 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,061,225 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,225 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)           This calculation is based on 13,029,550 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,061,225 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,061,225 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,061,225 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)           This calculation is based on 13,029,550 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

CUSIP No. 277196101	SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on June 21, 2013 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $2.00 per share (“Common Stock”), of Eastern Virginia Bankshares, Inc., a Virginia corporation (the “Company”). The address of the principal executive office of the Company is 300 Hospital Road, Tappahannock, Virginia 22560. This Amendment is being filed to report the additions of J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak as reporting persons. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2.                   Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 2 of the Schedule 13D with the following:

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)     The following are the Reporting Persons: Castle Creek Capital Partners IV, LP, a Delaware limited partnership (“Fund IV”) and a private equity fund focused on investing in community banks throughout the United States of America; Castle Creek Capital IV LLC, a Delaware limited liability company (“CCC IV”), whose principal business is to serve as the sole general partner of, and manage, Fund IV; John M. Eggemeyer III, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak, each a California resident and a managing principal of Castle Creek Capital LLC (a merchant banking firm specializing in the financial services industry), and a managing principal of CCC IV. The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Eggemeyer, Mr. Thomas, Mr. Merlo, and Mr. Pietrzak are citizens of the United States of America.

Item 5.                   Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in paragraphs (a) and (b) of Item 5 of the Schedule 13D with the following:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (7)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners IV, LP (1)	1,061,225	8.1%	1,061,225	0	1,061,225	0
Castle Creek Capital IV LLC (2)	1,061,225	8.1%	1,061,225	0	1,061,225	0
John M. Eggemeyer III (3)	1,061,225	8.1%	0	1,061,225	0	1,061,225
J. Mikesell Thomas (4)	1,061,225	8.1%	0	1,061,225	0	1,061,225
Mark G. Merlo (5)	1,061,225	8.1%	0	1,061,225	0	1,061,225
John T. Pietrzak (6)	1,061,225	8.1%	0	1,061,225	0	1,061,225

(1)   Fund IV also owns 4,048,670 shares of Series B Preferred Stock, which is convertible into shares of Common Stock in certain circumstances described in Item 6. Since Fund IV does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

CUSIP No. 277196101	SCHEDULE 13D

(2)   CCC IV disclaims beneficial ownership of the Common Stock owned by Fund IV, except to the extent of its pecuniary interest therein.

(3)   Mr. Eggemeyer shares voting and dispositive power over the 1,061,225 shares beneficially owned by Fund IV with Mr. Merlo, Mr. Pietrzak, and Mr. Thomas due to the fact that each is a managing principal of CCC IV, the sole general partner of Fund IV. Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC IV and Fund IV, respectively, except to the extent of his pecuniary interest therein.

(4)   Mr. Thomas shares voting and dispositive power over the 1,061,225 shares beneficially owned by Fund IV with Mr. Eggemeyer, Mr. Merlo, and Mr. Pietrzak due to the fact that each is a managing principal of CCC IV, the sole general partner of Fund IV. Mr. Thomas disclaims beneficial ownership of the Common Stock beneficially owned by CCC IV and Fund IV, respectively, except to the extent of his pecuniary interest therein.

(5)   Mr. Merlo, shares voting and dispositive power over the 1,061,225 shares beneficially owned by Fund IV with Mr. Eggemeyer, Mr. Pietrzak, and Mr. Thomas, due to the fact that each is a managing principal of CCC IV, the sole general partner of Fund IV. Mr. Merlo disclaims beneficial ownership of the Common Stock beneficially owned by CCC IV and Fund IV, respectively, except to the extent of his pecuniary interest therein.

(6)   Mr. Pietrzak shares voting and dispositive power over the 1,061,225 shares beneficially owned by Fund IV with Mr. Eggemeyer, Mr. Merlo, and Mr. Thomas, due to the fact that each is a managing principal of CCC IV, the sole general partner of Fund IV. Mr. Pietrzak disclaims beneficial ownership of the Common Stock beneficially owned by CCC IV and Fund IV, respectively, except to the extent of his pecuniary interest therein.

(7)   This calculation is based on 13,029,550 shares of common stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

Item 7.                   Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated, with effect from the date of the event giving rise to this Amendment, as follows:

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of November 9, 2015, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer III, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak.

Exhibit 2

Securities Purchase Agreement, dated as of March 26, 2013, by and between Eastern Virginia Bankshares, Inc. and Castle Creek Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to Eastern Virginia Bankshares, Inc.’s Current Report on Form 8-K filed on March 28, 2013).

Exhibit 3

Articles of Amendment to the Articles of Incorporation of Eastern Virginia Bankshares, Inc. (incorporated by reference to Exhibit 3.1 to Eastern Virginia Bankshares, Inc.’s Current Report on Form 8-K filed on June 14, 2013).

Exhibit 4

Passivity Commitment Letter from Castle Creek Capital Partners IV, LP (and certain of its affiliates) to the Board of Governors of the Federal Reserve (previously filed with the original Schedule 13D).

CUSIP No. 277196101	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2015

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	Managing Principal

CASTLE CREEK CAPITAL IV, LLC

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	Managing Principal

JOHN M. EGGEMEYER III

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III

J. MIKESELL THOMAS

By:	/s/ Mike Thomas
Name:	Mike Thomas

MARK G. MERLO

By:	/s/ Mark Merlo
Name:	Mark Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D (EASTERN VIRGINIA BANKSHARES, INC.)

EXHIBIT INDEX

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of November 9, 2015, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer III, J. Mikesell Thomas, Mark G.Merlo, and John T. Pietrzak.

Exhibit 2

Securities Purchase Agreement, dated as of March 26, 2013, by and between Eastern Virginia Bankshares, Inc. and Castle Creek Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to Eastern Virginia Bankshares, Inc.’s Current Report on Form 8-K filed on March 28, 2013).

Exhibit 3

Articles of Amendment to the Articles of Incorporation of Eastern Virginia Bankshares, Inc. (incorporated by reference to Exhibit 3.1 to Eastern Virginia Bankshares, Inc.’s Current Report on Form 8-K filed on June 14, 2013).

Exhibit 4

Passivity Commitment Letter from Castle Creek Capital Partners IV, LP (and certain of its affiliates) to the Board of Governors of the Federal Reserve (previously filed with the original Schedule 13D).